February 28, 2022

Joseph Kempf, Senior Staff Accountant

Robert Littlepage, Accounting Branch Chief

Larry Spirgel, Office Chief

Priscilla Dao, Staff Attorney

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Applied Blockchain, Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed February 1, 2022 File No. 333-258818

Dear Messrs. Kempf, Littlepage and Spirgel and Ms. Dao:

In response to your letter dated February 18, 2022, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), please see below our responses to your comments and revisions in connection therewith to be included in Amendment No. 7 to our Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on February 23, 2022 (“S-1 Amendment No. 7”). We have included your comments in italics for reference.

Amendment No. 6 to Registration Statement on Form S-1

Management's Discussion and Analysis

Components of Results of Operations, page 42

1.	We note your response to prior comment 4. With a view towards disclosure, please tell us how you valued the 8,200,000 shares of restricted common stock issued to non-employee directors and senior officers on January 18, 2022. Tell us if these shares were valued similarly to the 10,750,000 restricted stock units granted to certain of your consultants. Also, revise your discussion of results of operations, in accordance with Item 303(b)(2)(ii) of Regulation S-K, to disclose and to quantify the unfavorable impact of the issuance of the restricted common stock on your future income from continuing operations.

RESPONSE: The disclosure set forth in “15. Subsequent Events” beginning on page F-32 of S-1 Amendment No. 7 indicates the valuation techniques that were used to value the 8,200,000 shares of restricted common stock issued to non-employee directors and senior officers, and the 10,750,000 shares of restricted stock units granted to certain of our consultants. The valuation techniques used to value these shares were consistent amongst both fair value determinations on the respective grant dates. The following disclosure is included in S-1 Amendment No. 7 beginning on page 42.

Future Expense of RSUs and Restricted Stock

We granted an aggregate of 10,750,000 restricted stock units (“RSUs”) (or 1,791,666 RSUs after giving effect to the Reverse Stock Split) to certain of our consultants with different vesting schedules based on occurrence of certain events which we cannot predict. Assuming that such RSUs vest in the amounts and during the quarters set forth in the table below, such table details the vesting shares and implied expenses in each relevant fiscal quarter.

Securities and Exchange Commission

Applied Blockchain, Inc.

February 28, 2022

	Before the Reverse Stock Split		After Giving Effect to the Reverse Stock Split
Fiscal Quarter End	RSUs Vested	Implied Expense	RSUs Vested	Implied Expense
May 31, 2022	2,650,000	$3,551,000	441,666	$3,551,000
August 31, 2022	4,800,000	$6,432,000	800,000	$6,432,000
November 30, 2022	3,300,000	$4,422,000	550,000	$4,422,000

We granted an aggregate of 3,600,000 shares of restricted stock (“Restricted Stock”) (or 600,000 after giving effect to the Reverse Stock Split) to our non-employee directors. The Restricted Stock vests one half on April 1, 2022, or the date, if later, on which the SEC declares effective a registration statement covering the resale of the shares of Restricted Stock (the “Later Date”) and April 1, 2023. The following table details the vesting shares and implied expenses in each relevant fiscal quarter.

	Before the Reverse Stock Split		After Giving Effect to the Reverse Stock Split
Fiscal Quarter End	Vesting Restricted Stock	Implied Expense	Vesting Restricted Stock	Implied Expense
May 31, 2022	1,800,000	$2,412,000	300,000	$2,412,000
August 31, 2022	$450,000	$603,000	75,000	$603,000
November 30, 2022	$450,000	$603,000	75,000	$603,000
February 28, 2023	$450,000	$603,000	75,000	$603,000
May 31, 2023	$450,000	$603,000	75,000	$603,000

We granted an aggregate of 4,600,000 shares of restricted stock (“Restricted Stock”) (or 766,666 after giving effect to the Reverse Stock Split) to three of our employees. The Restricted Stock vests one half on April 1, 2022, or, if later, the Later Date, and one-quarter of the remaining unvested shares vest on each of July 1, 2022, October 1, 2022, January 1, 2023 and April 1, 2023, or, in each case, if later, the Later Date. The following table details the vesting shares and implied expenses in each relevant fiscal quarter.

	Before the Reverse Stock Split		After Giving Effect to the Reverse Stock Split
Fiscal Quarter End	Vesting Restricted Stock	Implied Expense	Vesting Restricted Stock	Implied Expense
May 31, 2022	2,300,000	$3,082,000	383,334	$3,082,000
August 31, 2022	575,000	$770,500	95,833	$770,500
November 30, 2022	575,000	$770,500	95,833	$770,500
February 28, 2023	575,000	$770,500	95,833	$770,500
May 31, 2023	575,000	$770,500	95,833	$770,500

Securities and Exchange Commission

Applied Blockchain, Inc.

February 28, 2022

Consolidated Statements of Cash Flows, page F-20

2.	We note from page F-26 that you earned over $2 million in cryptoassets through mining. Transactions such as these appear to be non-cash revenue transactions and should be reflected as a reconciling item between net/income (loss) to cash flows from operations in accordance with ASC 230.

RESPONSE: Page F-20 of S-1 Amendment No. 7 includes revisions to our statement of cash flows responsive to this comment.

Financial Statements

5. Revenue From Contracts With Customers, page F-25

3.	We note that you are entitled to theoretical fractional shares of cryptoasset awards less fees to the mining operator. Tell us whether you receive consideration net of these fees or if you make separate payments to the mining pool operator. Clarify how these revenues and fees are accounted for and whether they are reported on a gross or a net basis. Provide your support for accounting for these fees. We refer you to ASC 606-10-32-25.

RESPONSE: The Company’s arrangement with the mining pool represents a contract with a customer under ASC 606. As part of this contract, the Company’s only performance obligation is to provide computing power to the mining pool. In return, the Company is entitled to receive a reward in the form of a cryptoasset. The amount of the cryptoasset reward is determined based on the Company’s share of the computing power provided to the mining pool for a successfully mined block and the reward received by the mining pool by successfully mining a block. The Company receives its reward net of the portion (fee) of the cryptoasset retained by the mining pool. No separate payments are made to the mining pool by the Company. The amount of cryptoasset retained by the mining pool is recorded as a reduction of revenue and presented on a “net basis” in the financial statements. This is disclosed in the financial statements as: “… , the Company is entitled to a theoretical fractional share of the cryptoasset award the mining pool operator receives (less service fees to the mining pool operator which are recorded as a reduction of revenue) for successfully adding a block to the blockchain”.

In accordance with ASC 606-10-32-25, consideration payable to a customer should generally be accounted for as a reduction of the transaction price (and, therefore, of revenue). However, ASC 606-10-32-26 provides that if the payment to the customer is in exchange for a distinct good or service that the customer transfers to the entity, the entity should “account for the purchase of the good or service in the same way that it accounts for other purchases from suppliers.”

ASC 606-10-32-25 refers to ASC 606-10-25-18 through 25-22 for guidance on the identification of distinct goods or services. Specifically, in the context of consideration payable to a customer, application of ASC 606-10-25-19 would lead to a determination that goods or services are distinct if both of the following criteria are met:

a)	The Company can benefit from the service supplied by the mining pool (either on its own or together with other resources that are readily available to the Company).

Securities and Exchange Commission

Applied Blockchain, Inc.

February 28, 2022

b)	The mining pool’s promise to transfer the service to the Company is separately identifiable from other promises in the Company’s contract with the mining pool (i.e., the mining pool’s promise to transfer the service to the Company is distinct within the context of the contract, and the benefit to be received by the Company is separable from the sale of the service by the Company to the mining pool).

It is our conclusion that criteria b) from the above is not met because the Company would not enter into an exchange transaction with a party other than the mining pool (i.e., it would not pay for the services provided by the mining pool unless it is also providing computing power to the mining pool and therefore not separately identifiable). Accordingly, these revenues and fees are reported on a net basis.

4.	We note that you recognize cryptocurrency revenue, measured at fair value on the date received, which is not materially different than the fair value at contract inception or the time you earn the award. In light of the volatile nature of cryptocurrency prices, tell us and disclose how you constrain variable consideration. Further, provide us with your analysis supporting your assertion that the differences between recording fair value at the date the cryptocurrency is received is not materially different than the estimated fair value at contract inception.

RESPONSE: Revenue is constrained and not recorded until rewards are received from the mining pool. The contract term is indefinite, and the Company may withdraw from the mining pool at any time without cause or penalty. As the Company chooses to participate in the mining pool for each new block, each new block constitutes a contract based on the terms of the service agreement. The Company receives a reward from the pool only if it contributed computing power to a successfully mined block.

The pool, on average, successfully mines a block every 60 seconds. As a result of the short time period between the successfully mined blocks by the mining pool and the Company providing a consistent amount of computing power to the mining pool throughout the day, the revenue earning process is effectively continuous. Consequently, revenue is recorded at the average price for the day as the best approximation for the price when the awards are earned.

Nevertheless, we have performed analysis between revenue recorded based on the average price for the day and revenue determined based on the low and high spot price during the day. Revenue based on the low and high spot price represents the theoretical (and only theoretical as it is not practically possible, given the considerations above, to earn all rewards at a single point in time that also corresponds to the low/high point in the price of the cryptoasset and to achieve that every day) outer limits of the potential revenue band. The analysis yielded a maximum revenue variance (aggregate daily difference in revenue based on low and high spot price) of approximately $60,000. Given the only theoretical possibility of such variance and average price representing a significantly more precise measure, we concluded that any reasonably possible variance would not be material to the financial statements.

We have clarified the financial statement disclosure in S-1 Amendment No. 7 beginning on page F-25.

Securities and Exchange Commission

Applied Blockchain, Inc.

February 28, 2022

5.	We note that the provision of providing computing power is the only performance obligation in your contracts with mining pool operators. Clarify whether you satisfy this performance obligation over time or at a point in time. Please provide us with your analysis of how you considered ASC 606-10-25-24.

RESPONSE: In accordance with ASC 606-10-25-24, we have evaluated whether the performance obligation is satisfied over time or at a point in time. The performance obligation is satisfied over the time it takes to mine each block, which is approximately 60 seconds. We have clarified the financial statement disclosure in S-1 Amendment No. 7 beginning on page F-25.

6.	Please clarify for us the period during which each party to your contract has enforceable rights and obligations and the basis for your conclusion. In your reply, please clarify whether your right or the pool operator’s right to terminate the contract governing your participation in the pool is conditional. Please also summarize the material rights and obligations of each party to your pool participation contracts.

RESPONSE: The contract is evergreen and both parties may terminate the contract without cause at their discretion. The Company has an enforceable right to receive its portion of rewards when computing power has been provided that results in a successfully mined block. The mining pool has an enforceable obligation to distribute the Company’s allocated rewards once a block to which the Company participated in contributing computing power has been successfully mined. The frequency of the receipt of rewards from the mining pool is at the Company’s discretion. The Company has elected to receive the rewards on a daily basis.

7.	Please clarify for us what computing power you are compensated for. For example, are you only compensated for successful block placement by the pool operator; that is, are you entitled to any compensation for computing power provided for a block that the pool operator is not successful in placing?

RESPONSE: The Company is compensated only when its provided computing power participates in a successfully mined block. The Company provides consistent amount of computing power to the mining pool throughout the day and the mining pool, on average, successfully mines a block every 60 seconds.

8.	Tell us the span of time between successful placements of a block on the blockchain by the pool operator, receipt of confirmation, and receipt of consideration.

RESPONSE: The mining pool, on average, successfully mines a block every 60 seconds and operates continually. Confirmation from the mining pool of rewards earned is effectively simultaneous with successful mining of a block by the pool. The Company, at its discretion and election, receives rewards on a daily basis.

9.	We note that you state that "[t]here is currently no specific definitive guidance under GAAP" and that there is no "alternative accounting framework for the accounting for cryptoassets recognized..." Please help us understand the basis for these statements and your accounting policies. Consider whether these statements need to be revised or removed.

RESPONSE: We have revised the disclosure in S-1 Amendment No. 7 to remove the referenced sentences and include the disclosure below in “5. Revenue from Contracts with Customers” beginning on page F-25.

Securities and Exchange Commission

Applied Blockchain, Inc.

February 28, 2022

Cryptoasset mining revenue

The Company has entered into cryptoasset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a theoretical fractional share of the cryptoasset award the mining pool operator receives (less service fees to the mining pool operator which are recorded as a reduction of revenue) for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in cryptoasset transaction verification services is an output of the Company’s ordinary activities. The provision of providing such computing power is the only performance obligation in the Company’s contracts with mining pool operators and is satisfied over the time it takes to mine each block. The transaction consideration the Company receives, if any, is noncash consideration, which the Company receives on daily basis and measures at fair value on the date received using the average price of the cryptoasset during the date, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools. The consideration is all variable. Because validation awards are not known until a block is placed, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. It is not probable that a significant reversal of revenue will occur. Fair value of the cryptoasset award received is determined using the daily average quoted price on the Company’s primary exchange of the related cryptoasset.

15. Subsequent Events

Equity Compensation, Page F-32

10.	Please disclose how you account for and determine the value of share-based compensation as required by ASC 718-10-50.

RESPONSE: The disclosure set forth below is included in “15. Subsequent Events” beginning on pages F-32 of S-1 Amendment No. 7.

On January 18, 2022, we issued (i) an aggregate of 3,600,000 shares of restricted stock, consisting of 600,000 shares to each of our non-employee directors (Charles Hastings, Kelli McDonald, Douglas Miller, Virginia Moore, Richard Nottenburg and Jason Zhang), and (ii) an aggregate of 4,600,000 shares of restricted stock, consisting of 3,000,000 shares to Wes Cummins, 1,000,000 shares to David Rench and 600,000 shares to Regina Ingel, in all cases as compensatory grants for services rendered to the Board or the Company. We will recognize the cost of these RSUs based on the grant date fair value of the awards over the related vesting terms, which is expected to result in expense recognition for the years ended May 31, 2022 and May 31, 2023. The fair value of these RSUs was estimated to be $15.6 million and was determined using the fair value of outstanding equity using the option pricing method. Actual results could differ significantly from those estimates.

Securities and Exchange Commission

Applied Blockchain, Inc.

February 28, 2022

On January 14, 2022, we granted an aggregate of 10,750,000 restricted stock units (“RSUs”) to three consultants, consisting of 750,000 RSUs to Roland Davidson, 2,500,000 RSUs to Nick Phillips and 7,500,000 RSUs to Etienne Snyman, in all cases as compensatory grants for consulting services rendered to the Company. We will recognize the cost of these RSUs based on the grant date fair value of the awards over the related vesting terms, which is expected to result expense recognition for the years ended May 31, 2022 and May 31, 2023. The fair value of these RSUs was estimated to be $20.4 million and was determined using the fair value of outstanding equity using the option pricing method. Actual results could differ significantly from those estimates.

General

11.	We note that the newly filed consent of Marcum LLP refers to the fifth amendment of this Form S-1, File No. 333-258818, filed on January 24, 2022. Please amend to file an updated consent that refers to the appropriate amendment.

RESPONSE: The updated consent referring to the appropriate amendment has been filed as an exhibit to S-1 Amendment No. 7.

Securities and Exchange Commission

Applied Blockchain, Inc.

February 28, 2022

If you require any further information or have additional questions, please contact me at (214) 402-5399 or Carol Sherman at (212) 808-5038.

Sincerely,

/s/ David Rench

David Rench, Chief Financial Officer

cc:	Carol Sherman